

Mail Stop 4631

February 8, 2018

<u>Via E-mail</u>
Ms. Anneliese Rodrigues
Acting Principal Financial Officer
Vista Outdoor, Inc.
262 North University Drive
Farmington, UT 84025

     RE: Vista Outdoor, Inc.
               Form 10-K for the Year Ended March 31, 2017
               Filed May 26, 2017
               Form 10-Q for the Period Ended October 1, 2017
               Filed November 9, 2017
               Form 8-K
               Filed August 10, 2017
               Form 8-K
               Filed November 9, 2017
               File No. 1-36597

Dear Ms. Rodrigues:

      We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Period Ended October 1, 2017

14. Contingencies, page 18

1.   It appears Savage Arms is defending several product liability lawsuits regarding the 10ML-II muzzleloader rifle. You have indicated that from time to time you are subject to various legal proceedings, and do not consider any of such proceedings that are currently pending, individually or in the aggregate to be material to your business. Given that

Savage Arms is a party to pending litigation, please tell us whether there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and whether the amount of that additional loss would be material. In that case, you should either disclose the estimated additional loss or range of loss that is reasonably possible, or state that such an estimate cannot be made. Refer to ASC 450-20-25 and ASC 450-20-50 for guidance as well as Question 2 of SAB Topic 5:Y.

<u>Form 8-K filed on August 10, 2017</u>
<u>Form 8-K filed on November 9, 2017</u>

2.   We note your use of non-GAAP Measures in your press releases. In your outlook for fiscal year 2018, you appear to give more prominence to Adjusted EPS and Adjusted tax rate, rather than the comparable GAAP measure. Please revise your future filings to also include the most comparable GAAP measure when you present Adjusted EPS and Adjusted tax rate. Refer to Question 102.10 of the Compliance and Disclosure Interpretations (C&DIs) updated on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Kevin Stertzel, Staff Accountant at (202) 551-3723 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction